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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 3)*



                                FairMarket, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    305158107
             ------------------------------------------------------
                                 (CUSIP Number)

         Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                              (Tel.) 941-263-8860
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 August 8, 2002
             ------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 pages)

----------------

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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--------------------------------              ----------------------------------
CUSIP No. 305158107                  13D/A                           Page 2 of 5
--------------------------------              ----------------------------------


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lloyd I. Miller, III      ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]

                                                                        (b) [ ]
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3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF-OO**
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)       [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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                7    SOLE VOTING POWER

                     2,531,052***
                ----------------------------------------------------------------
  NUMBER OF     8    SHARED VOTING POWER
   SHARES
BENEFICIALLY         1,156,936***
  OWNED BY      ----------------------------------------------------------------
    EACH        9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,847,293***
    WITH        ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     1,840,695***
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,687,988
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN-IA-OO**
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**See response to Item 3 in the original  Schedule 13D.
***See response to Item 5(b), herein.


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                                                                     Page 3 of 5

 AMENDMENT NO. 3 TO THE ORIGINAL REPORT ON SCHEDULE 13D

Item 1.  Introduction

         This constitutes Amendment No. 3 (the "Amendment") to the statement on
Schedule 13D, filed on behalf of Lloyd I. Miller, III (the "Reporting Person"), on February 13, 2002, as previously amended (the "Statement"), relating to the common stock, par value $0.001 per share of FairMarket, Inc. (the "Shares"). Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4.  Purpose of the Transaction

         The Reporting Person considers his beneficial ownership reported herein of the 3,687,988 Shares as an investment in the ordinary course of business. From time to time, Reporting Person may acquire additional securities of the Company or dispose of all or some of the securities of the Company he beneficially owns. The purpose of this Amendment is to report that since the filing of Amendment No. 2 to the Statement on May 28, 2002, solely as a result of the Company's repurchase of 3,181,000 Shares on August 8, 2002, a material change has occurred in the percentage of Shares deemed to be beneficially owned by the Reporting Person.

         The Reporting Person supports the board's recent approval of the repurchase of Shares in view of the low trading price and encourages similar transactions in the future. However, the Reporting Person believes that the financial results for the second quarter of 2002 are unacceptable. As previously discussed in the Statement, the Reporting Person reserves the right to take any and all actions that the Reporting Person deems appropriate to maximize the value of his investments, including, among other things, (a) purchasing or otherwise acquiring additional securities of the Company, (b) selling or otherwise disposing of any securities of the Company owned by him, and (c) formulating and proposing other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

Item 5.  Interest in Securities of the Issuer

         (a) Reporting Person is deemed to beneficially own 3,687,988 Shares (14.1% of the outstanding Shares, based on 26,239,682 Shares outstanding on August 8, 2002, pursuant to the Company's Current Report on Form 8-K, filed on August 9, 2002). As of the date hereof, 1,097,536 of such beneficially owned Shares are owned of record by Trust A-4; 683,759 of such beneficially owned Shares are owned of record by Milgrat II (G); 176,253 Shares are owned of record by Milfam I, L.P.; 979,375 of such beneficially owned Shares are owned of record by Milfam II, L.P.; 617,165 of such beneficially owned Shares are owned of record by Reporting Person directly; 21,800 of such beneficially owned Shares are owned of record by Alexandra UGMA; 21,900 of such beneficially owned Shares are owned of record by Catherine Miller GST; 9,000 of such beneficially owned Shares are owned of record by Dail Miller; 15,400 of such beneficially owned Shares are owned of record by Kimberly Miller GST; 15,400 of such beneficially owned Shares are owned of record by LLC; 15,000 of such beneficially owned Shares are owned of record by Lloyd Crider GST; 10,500 of such beneficially owned Shares are owned of record by Tyler UGMA; 10,500 of such beneficially owned Shares are owned of record by Wylie UGMA and 14,400 of such beneficially owned Shares are owned of record by Kimberley S. Miller.

         (b) Reporting Person has or may be deemed to have shared voting power for all such Shares held of record by Trust A-4, Dail Miller, Lloyd Crider GST, Tyler UGMA, Wylie UGMA and Kimberley S. Miller, and


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                                                                     Page 4 of 5

shared dispositive power for all such Shares held of record by Trust A-4, Dail Miller, Lloyd Crider GST, Tyler UGMA, Wylie UGMA, Kimberley S. Miller and MILGRAT II (G), and sole voting power for all such Shares held of record by Milfam I, L.P., Milfam II, L.P., Alexandra UGMA, Catherine Miller GST, Kimberly Miller GST, LLC, MILGRAT II(G) and Reporting Person directly, and sole dispositive power for all such Shares held of record by Milfam I, L.P., Milfam II, L.P., Alexandra UGMA, Catherine Miller GST, Kimberly Miller GST, LLC, and by the Reporting Person directly. This filing shall not be deemed an admission that the Reporting Person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of any equity securities covered by this Amendment.



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                                                                     Page 5 of 5

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2002

                                      By:/s/ Lloyd I. Miller, III
                                         ------------------------
                                             Lloyd I. Miller, III